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Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Incorporation
Midway Interactive Inc.	Delaware
Midway Home Entertainment Inc.	Delaware
Midway/Nintendo Inc.—50% owned	Delaware
Midway Games West Inc. (formerly, Atari Games Corporation)	California
Midway Games Sales Corporation	Barbados
Midway Games (Europe) Gmbh	Germany
Midway Games Limited	United Kingdom
Midway Amusement Games, LLC	Delaware (LLC)
Midway Sales Company, LLC	Delaware (LLC)
Midway Home Studios Inc.	Delaware
K. K. Midway Games	Japan
Midway Games Canada Corp.	Canada
Surreal Software Inc.	Washington
Midway Studios—Austin Inc.	Texas
Midway Studios—Los Angeles Inc.	California
Midway Games GmbH	Germany

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SUBSIDIARIES OF THE REGISTRANT